Exhibit 23.1

WONG JOHNSON & ASSOCIATES, A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANT
SUITE 102
28936 OLD TOWN FRONT STREET, TEMECULA, CALIFORNIA 92590
TELEPHONE 951-693-1120 • FACSIMILE 951-693-1189

October 24, 2005

CONSENT OF WONG JOHNSON & ASSOCIATES, APC

To the Board of Directors
Aquatic Cellulose International Corp.

We consent to the inclusion on Form 10-KSB the use of our report dated March 11, 2005 with respect to the May 31, 2004 audited financial statements. Our report dated March 11, 2005 contains an explanatory paragraph that states the Company has incurred significant losses from operations, has negative working capital and shareholders’ deficit, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WONG JOHNSON & ASSOCIATES

WONG JOHNSON & ASSOCIATES
A Professional Corporation
Temecula, California